Mail Stop 6010

June 29, 2007

<u>VIA U.S. MAIL and FACSIMILE</u>

Gregory E. Lichtwardt
Chief Financial Officer
Conceptus, Inc.
331 East Evelyn
Mountain View, CA 94041

      RE: **Conceptus, Inc.**
              Form 10-K for the fiscal year ended December 31, 2006
              Filed March 15, 2007
              Form 10-Q for the fiscal quarter ended March 31, 2007
              File No. 000-27596

Dear Mr. Lichtwardt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Consolidated Financial Statements

Consolidated Statement of Cash Flows, page 64

1.   We reference the line item within cash flows from financing activities labeled "Reversal of overpayment on stock issuance costs." Please tell us and revise future filings to discuss the nature of the $22,882 and $23,939 reversals recorded in the year ended December 31, 2005 and 2004, respectively.

Form 10-Q for the fiscal quarter ended March 31, 2007

Condensed Consolidated Financial Statements

Note 10. Commitments and Contingencies, page 11

2.   We see that you amended the Share Purchase and Call Option Agreement and Distribution Agreement with Conceptus SAS and that you agreed to not acquire SAS in 2007 and to exercise the call option to acquire Conceptus SAS in a future period. The amendment also increased the price that Conceptus SAS will pay for the Essure product. Please tell us the accounting treatment for these agreements and the basis for recording the price increase as a current liability in your financial statements. Additionally, please tell us and disclose in future filings the amount of the premiums recorded to date as a current liability.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief